Exhibit 99.7

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-175265, 333-155538 and 333-113073 on Form S-8, and No. 333-159215 on Form F-3 and to the use of our reports dated March 4, 2014 relating to the consolidated financial statements of Brookfield Office Properties Inc. and subsidiaries (the “Company”) and the effectiveness of the Company’s internal control over financial reporting appearing in this Annual Report on Form 40-F of the Company for the year ended December 31, 2013.

/s/Deloitte LLP

Chartered Professional Accountants, Chartered Accountants
Licensed Public Accountants

Toronto, Canada
March 31, 2014